For immediate release

Mittal Steel announces global managerial changes

8 April 2005 – Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) today announces the following global managerial changes with a view to provide growth and development opportunities for senior managerial personnel across Mittal Steel’s various Business Units:

•	Mr. Narendra Chaudhary, Corporate Director, Operations and Maintenance, London

•	Mr. Vijay Bhatnagar, Chief Operating Officer, Mittal Steel Temirtau

•	Mr. Jose Fernandez, Chief Operating Officer, Mittal Steel Lazaro Cardenas

•	Mr. Ismael Sandoval, Chief Operating Officer, Mittal Steel Point Lisas

Biographies

Mr. Narendra Chaudhary

Mr. Chaudhary, currently CEO at Mittal Steel Galati, assumes responsibility as Corporate Director, Operations and Maintenance, based at Mittal Steel’s London Office. Mr. Chaudhary was previously CEO at Mittal Steel Galati, a position he held from December 2001. He was responsible for implementing the successful turnaround strategy that saw the company return a net profit within a year of acquisition. Prior to that, he was CEO of Mittal Steel Temirtau. Mr. Chaudhary has over 39 years of experience in a variety of technical and managerial functions in the steel industry. He originally joined Mittal Steel Lazaro Cardenas as Director, Maintenance in 1993 and became Executive Director in 1996. Previously, he worked at numerous Steel Authority of India Limited (“SAIL”) plants in various capacities for 28 years.

Mr. Vijay Bhatnagar

Mr. Bhatnagar, currently CEO at Mittal Steel Lazaro Cardenas, assumes responsibility as COO at Mittal Steel Temirtau. Mr. Bhatnagar has been CEO at Mittal Steel Lazaro Cardenas since October 2002 and has over 34 years of experience in the Aluminium and Electronics industries. At Mittal Steel Lazaro Cardenas, Mr. Bhatnagar raised the standard of operational and quality excellence, leading to enhanced levels of production, and moved the companies product portfolio up the value chain. Before joining the company he held various line and corporate positions at INDAL and later became the Joint Managing Director and then the Managing Director of AT&S Indian operations and held these positions from 1999 until 2002.

Mr. Jose Fernandez

Mr. Fernandez, Director Projects, at Mittal Steel Lazaro Cardenas, will assume responsibility as Chief Operating Officer at Mittal Steel Lazaro Cardenas. During the past seven years Mr. Fernandez has very ably handled all major projects at Mittal Steel Lazaro Cardenas.

Mr. Ismael Sandoval

Mr. Sandoval, currently Director, Primary Process at Mittal Steel Lazaro Cardenas, assumes responsibility as COO at Mittal Steel Point Lisas. Mr. Sandoval has in the past been actively involved in providing both technical and process related inputs in the operational area at Mittal Steel Point Lisas. He has also been involved in other group activities leveraging on his experience on the Primary side.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.